EXHIBIT 8

Listing of Significant Subsidiaries of Kerzner International Limited

as of December 31, 2005

Name of Company	Country of Incorporation	Ownership Interests
Kerzner International Bahamas Limited(1)	The Bahamas	100%
Kerzner International North America, Inc.(2)	United States	100%
One&Only (Indian Ocean) Management Limited(3)	British Virgin Islands	75%
Kerzner International Management Limited(4)	British Virgin Islands	100%

(1)   Owner of substantially all of the Bahamian subsidiaries. Directly or indirectly wholly owns ten subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(2)   Owner of all of the U.S. subsidiaries. Directly or indirectly wholly owns 19 subsidiaries, 16 of which are organized in the United States and three of which are organized in Mexico and relate to the management and development of One&Only Palmilla.

(3)   Operator of the five Mauritius management agreements and One&Only Kanuhura and One&Only Maldives at Reethi Rah management agreements.

(4)   Owner of the management agreement for One&Only Royal Mirage. Also receives marketing and administrative fees from One&Only Management related to the Mauritius and One&Only Kanuhura management agreements.